

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3030

May 12, 2009

Dr. Mohd Aslami
Chief Executive Officer
US SolarTech, Inc.
680 N. Main Street, C-2
Wolfeboro, NH 03894

> **Re:** **US SolarTech, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed April 14, 2009**
> **File No. 333-157805**

Dear Dr. Aslami:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Fee Table

1. Please revise footnote 2 so it is limited to the transactions contemplated in Rule 416.

General

2. Please update the disclosure throughout your filing. For example, we note the disclosure on page 37 of the number of employees as of February 1, 2009 and the

reference on page 50 to expected employment agreements "beginning October 1, 2008."

Prospectus Cover Page

3.   Please note that paragraph 16 of Schedule A of the Securities Act of 1933 and Item 501(b)(3) of Regulation S-K require a registrant to include in its registration statement the price of the securities being offered for sale. Since your shares are not traded on an exchange or quoted in a market, please revise your disclosure to indicate that the selling stockholders who are not affiliates of the issuer will sell at a fixed price per share until your shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. Please indicate the fixed price on the prospectus cover and throughout your document where appropriate.   Please also revise your "Plan of Distribution" section to contain similar disclosure.

4.   We note that the registration statement includes large amounts of shares being offered for resale by affiliates of the registrant, including Messrs. DeLuca, Phillips, and Alnamlah and Dr. Aslami, and their affiliates. Generally, we view such resale transactions by affiliates as an offering "by or on behalf of the issuer" that needs to be offered and sold at a fixed price throughout the offering period since the registrant is not eligible to do an at-the-market offering. Please revise your registration statement to state the fixed price the shares will be offered by these parties throughout the offering period. Also, clarify that Messrs. DeLuca, Phillips and Alnamlah and Dr. Aslami and their affiliates are acting as underwriters with respect to the shares they are selling in this offering.

5.   Please expand the cover page to include the exercise price(s) of the warrants.

6.   Please update the status of your efforts for quotation on the OTC Bulletin Board.

7.   It appears that *all* outstanding shares are being registered for resale by *all* shareholders. Please revise the bullets accordingly.

Available Information, page 5

8.   Please tell us whether you intend to register the securities under the Exchange Act. If not, revise to explain the limitations of your 15(d) obligation under the Exchange Act.

Special Note Regarding Forward-Looking Statements, page 5

9.   We note the reference to the Private Securities Litigation Reform Act of 1995.
        Please remove the reference since it does not apply to initial public offerings or
        penny stock offerings.

Overview, page 6

10.   Revise to state in the first paragraph that the registrant is a development stage
        company and that you have no revenues to date.

11.   Briefly explain in the second paragraph the previous relationship of the registrant
        and your management with FiberCore.

12.   Please define technical terms throughout the summary and risk factors sections.
        We note, for example, the terms "inductively coupled high frequency plasma" and
        the "plasma torch" in the fifth paragraph on page 6.

13.   Please provide us with copies of the sources of all third-party data included in the
        prospectus. Please mark the materials so that they are keyed to the disclosure.
        Please tell us whether:

        •   the data is publicly available,
        •   the sources of the data have consented to your use of their names and data;
        •   you commissioned any of the data, or
        •   it was prepared for use in this registration statement.

        Also, tell us about any other relationship between you and the authors of the data.

14.   Please reconcile the disclosure on pages 6, 21 and 34 of the number of patents
        pending related to solar activities and to optical activities.

15.   It is not clear whether you are currently in production. We note other areas in the
        filing where you state that you need to purchase equipment to begin production
        and that you are considering suppliers of raw materials. Please clarify the current
        status of your operations.

16.   In view of the speculative nature of the last sentence on page 7, please delete it,
        or, if retained, expand to discuss your basis for the statement and the likelihood
        that it will happen.

Risk Factors, page 9

17.   Please review each risk factor caption to ensure that it states the current status of
        your business, particularly with regard to the current status of your products and
        where you refer to your "revenues" and "profitability."

18.   Please add a risk factor to highlight the risk concerning dilution. We note the
        disclosure on page 29.

19.   Please add a risk factor to highlight the risk concerning litigation. We note the
        disclosure beginning on page 43.

20.   Please add or expand the appropriate risk factor to highlight the risk concerning
        increased voting power of your executive officers if they convert unpaid
        compensation and expenses into notes that convert into your shares. We note the
        disclosure in the third paragraph on page 50 of your plan concerning unpaid
        compensation and expenses.

21.   Please add a risk factor to highlight the risk related to intangible assets, such as
        possible writedowns. We note the disclosure on page F-1 that intellectual
        property represents $919,543 of your total assets of $3,120,772. Please see our
        later comments in this regard.

The success of our business depends on the continuing efforts of key personnel, page 9

22.   Please tell us, with a view to disclosure, whether you have consulting agreements
        with the five consultants who are "extremely important to your business." If so,
        please file the agreements.

We will require substantial funds and will need to raise additional capital, page 10

23.   Please identify the managing directors.

24.   Expand to explain to investors the amount that will be needed to develop the
        registrant's business to the point where it will begin generating revenues from
        production and sale of its products.

Our manufacturing process…, page 11

25.   Expand to explain the current status of your production, and revise the caption
        accordingly.

Our future success…, page 13

26.   Describe your manufacturing capacity and output currently.

Because we compete in a highly competitive market, page 15

27.   Revise to briefly explain the nature of the risk to potential investors, and relocate the more detailed disclosure to your business section.

28.   Please provide us support for the efficiency percentages disclosed in the first paragraph on page 16.

We may not have the funds necessary to redeem outstanding shares, page 22

29.   Please disclose how the "public market capital" amount will be determined.

Because our directors, executive officers and entities affiliated with them…, page 24

30.   Expand to also discuss the shares held by affiliates of Mr. Aslami in the family trusts and the extent to which he has voting and/or investment control over them.

Determination of offering price, page 28

31.   Disclose the number of shares sold at this price and the date of sale. Expand the Item 15 disclosure accordingly.

Business, page 32

32.   Expand to provide much more detail regarding the registrant's and its management's relationship with FiberCore and Tyco and the agreement in which you purchased the Tyco claims, including the reason for the purchase. We note, for example, that your most recent amended complaint referred to SolarTech as the "successor" to FiberCore.

33.   Please consider disclosing your website address if you have one.

34.   Please expand the disclosure on page 33 that you are seeking $10 million in additional funds to also discuss the status of your efforts to obtain $6 million of equity investment "estimated by June 2009," according to your financial statement on page F-9.

35.   Explain how the Middle East Fiber Company and the $2 million preferred stock purchase are related.

Patents, page 34

36.   Please disclose the duration of your material patents.

37.   Please reconcile the disclosure in this section that you own four patents with the disclosure on page 43 of five patents.

Customers, page 36

38.   Explain what you mean by "entire capacity" and state whether or not any one customer has committed to purchase your production, or delete the sentence.

Strategy, page 36

39.   Please expand this section or another appropriate section to disclose the status of the three silicon operational silicon producing systems estimated by October 2009 and the nine silicon operational silicon producing systems estimated by February 2010. We note the disclosure on page F-9.

40.   Please tell us which countries in the Middle East you plan to consider for additional plant sites.

Competition, page 36

41.   Please provide us support for the disclosure that six companies account for roughly 75% of silicon production.

Conversion to a Delaware Corporation, page 38

42.   Please tell us who determined a company valuation of $20 million and how the value was determined.

43.   Identify the members of the LLC and the number of shares and warrants each member received.

Sale of Preferred Stock, page 39

44.   Please reconcile the reference to the sale on December 31, 2008 with the second bullet on page 75 and exhibits 4.1 and 4.2 which refer to September 30, 2008.

Our Competitive Strengths, page 40

45.   In the introductory paragraph, make clear that you have not commenced
        commercial production and have no product sales to date.

46.   Please clarify how the first and sixth bullets in this section are competitive
        strengths in comparison to other companies in the solar PV market.

Our Strategies, page 41

47.   Disclose *when* in 2009 you expect your facility to be producing 10 MW per year.

Litigation, page 43

48.   Explain in more detail in the fifth paragraph on page 44 your position in the event
        you do not prevail on the POVD patent litigation.

Litigation against our executive officers, page 45

49.   Clarify your statement in the last paragraph on page 46 in view of the
        indemnification provision in your articles of incorporation and Delaware law.

Management, page 47

50.   Please comply with Item 401(f) of Regulation S-K regarding the bankruptcy of
        FiberCore.

Compensation of Directors, page 50

51.   Please tell us why you did not provide the disclosure required by Item 402(r) of
        Regulation S-K for the fiscal year ended December 31, 2008.

Employment Agreements, page 50

52.   Your disclosure is vague and confusing. Please revise to clearly state:

        •   the amounts due to each of these executives in 2008 and the actual amounts
            paid to them in 2008 for all compensation;
        •   the milestones set forth in the operating agreement;
        •   the additional milestones and how they will impact compensation to be paid in
            2009;

- the meaning of the last sentence on page 50, including how much higher the base compensation will be; and
- the amounts each executive is owed of the $1,192,000 currently outstanding.

Principal Stockholders, page 53

53.	Please include addresses for the beneficial owners. Also it appears that the individuals in the table cannot disclaim beneficial interest for family trusts and shares held by children and family foundations and should include those shares in the totals with footnote explanation. See Rule 13d-3(a) of the Exchange Act.

54.	Please ensure that the beneficial ownership in this table matches the disclosure of beneficial ownership in the selling stockholders' table. We note that the beneficial ownership of Mr. DeLuca and Mr. Phillips do not match.

55.	Please expand the table to include a row that discloses the beneficial ownership of the officers and directors as a group.

56.	Please provide a table for the disclosure required by Item 403(a) and (b) of Regulation S-K for the outstanding preferred stock.

Related Party Transactions, page 54

57.	Please file as an exhibit the Operating Agreement mentioned in the first paragraph of this section.

58.	Clarify whether Silica Tech Holdings was dissolved in connection with the incorporation of Silica Tech LLC.

59.	Please expand the first paragraph on page 54 to identify each of the managing directors. Also, disclose the amount of fees, insurance premiums, expenses and expenses related to the Tyco transaction and for all other purposes that you owe to each of them. In addition, disclose the years in which the fees, premiums and expenses were incurred. Disclose how many shares and warrants each of them received in the conversion from Silica Tech, LLC to US SolarTech, Inc.

60.	Please clarify the reference in the second paragraph to the "employment agreements summarized above" since such agreements do not appear to be summarized above. Also, we note the disclosure on page 50 that you do not have any employment agreements.

61.   Please file as an exhibit the written agreement, if any, between you and Dr. Aslami concerning the patent mentioned in the third paragraph.

62.   Please tell us why you have not disclosed your lease arrangement with Mr. Phillips and related costs mentioned in the second paragraph on page 42.

63.   Please expand this section to discuss the loans mentioned in the second paragraph on page F-10.

Selling Stockholders, page 55

64.   Please tell us whether any of the selling stockholders are broker-dealers or affiliates of a broker-dealer. Any selling stockholder who is a broker-dealer must be identified in the prospectus as an underwriter. In addition, each selling stockholder who is an affiliate of a broker-dealer must be identified in the prospectus as an underwriter unless that selling stockholder is able to make the following representations in the prospectus:

- The selling stockholder purchased the shares being registered for resale in the ordinary course of business, and

- At the time of the purchase, the selling stockholder had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

        Please revise as appropriate

65.   Please disclose the transactions in which each selling stockholder received or acquired the offered shares unless they are described in the "recent sales of unregistered securities" section on page 74. Include the date of the transaction and the amount of consideration paid. If shares were issued for services, disclose the nature, amount and duration of the services.   Also, tell us whether each selling stockholder received or acquired their shares from the founders of the registrant.

66.   Regarding the transactions where the selling stockholders received their shares from your founders, provide us a legal analysis on whether these transactions were actually by or on behalf of the issuer.

67.   Please clarify the relationships between your officers and directors and the selling stockholders. For example, we note the following:

- Dr. Aslami is your chief executive officer and seven Aslamis are listed as selling stockholders.
- It appears that three selling stockholders, Ariana, Inc., the Aslami Trust and the Kabul Foundation, are the family trusts and foundation of Dr. Aslami mentioned in footnote 2 on page 44. We note the total of their shares matches the 4,338,004 shares mentioned in footnote 2 with respect to which Dr. Aslami disclaims beneficial interest.
- It appears that three other selling stockholders, the Dawn Foundation, Dawn Safton and Michael Deluca, are the foundation and children of Charles DeLuca mentioned in footnote 3 on page 44. We note the total of their shares matches the 1,161,050 shares mentioned in footnote 3 with respect to which Charles DeLuca disclaims beneficial interest.
- It is unclear whether there is a relationship between your officers and directors and the Rashidis, Muslahs and the Newths. For example, we note The Rashidi Family Trust and four Rashidis are listed as selling stockholders.

68.   Please disclose the natural person or persons who have voting and/or investment power for the shares held by the CSP Associates LLC.

Rule 144, page 60

69.   Please delete the bullet in this section concerning market-based volume limitation in view of your application to list your common stock for quotation on the OTC Bulletin Board. Please see question and answer 133.02 of the Division of Corporation Finance's Compliance and Disclosure Interpretations regarding Securities Act Rules available on our web site at http://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.

Description of Securities, page 63

70.   Please provide the disclosure required by Item 202(b) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 68

Liquidity and Capital Resources – Cash Flows from Investing Activities, page 70

71.   We note in the second paragraph of this section your discussion about the total amount spent on equipment and leasehold improvements since inception. You

state that "$290,000 was spent on equipment in Q4 of 2007." However, this is greater than the amount shown as "purchase of fixed assets" for the year ended December 31, 2007 on your statement of cash flows on page F-4. Please reconcile the information provided to the recorded amounts or make appropriate revisions.

Financial Statements, page F-1

72.   Please update the financial statements as required by Rule 3-12 of Regulation S-X.

73.   Please include updated accountants' consents with all amendments to the filing.

Statements of Members' Equity, page F-3

74.   Please revise to separately disclose membership interests issued for cash and membership interests issued for services.

Note 1. Nature of Business, Organization and Going Concern, page F-5

75.   We note your disclosure here regarding doubts about your ability to continue as a going concern. Please have your auditor tell us how it considered your ability to continue as a going concern and how it considered AU 508.11(c).

Note 2. Summary of Significant Accounting Policies, page F-5

- Impairment of Long-Lived Assets, page F-6

76.   We note your disclosure here that "the intangible assets subject to amortization primarily include the optical fiber related patents acquired from FiberCore…" You state on page 6 that the plasma patents purchased from FiberCore "relate to the use of plasma in connection with optical fiber processing only and do not apply to the manufacture of solar cell components in which the Company is currently engaged." Finally, we note your disclosure on page F-6 that there were no impairments of your assets at the end of each period presented. In light of your decision to modify your business plan to focus exclusively on the solar energy market for which you do not use the plasma patents purchased from FiberCore, please tell us and revise your disclosures here and on page 70 to explain why you do not believe there has been any impairment of the assets. Discuss in more concise detail how you evaluated the FiberCore patents for impairment based on the guidance in SFAS 144.

77.   Please revise this footnote to explain in greater detail what you mean by "whenever events or circumstances change…" In this regard, please also revise

to clearly state, if true, that you evaluate your long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

-Research and Development, page F-6

78.   Please expand disclosure on this accounting policy to describe how certain related costs are capitalized in accordance with SFAS 2.

Note 3. Tyco Agreement and Asset Purchase and Settlement Agreement, page F-7

79.   We note that you recorded $10,000 relating to the 7% equity interest in Middle East Fiber Company (MEFC) that you acquired in connection with the acquisition of the FiberCore assets in March 2006. Subsequently, in December 2007, you sold this 7% equity interest in MEFC to a related party and recognized a gain of $287,788. Please tell us how you determined the value of this investment in March 2006 and what factors led to the significant appreciation in the value of the investment from March 2006 to December 2007.

Note 5. Member Interests, page F-8

80.   We note that effective January 1, 2009, you converted from a limited liability company to a corporation. As part of this conversion, you issued shares of common stock and preferred stock to your existing members. We further note that you have not presented any earnings per share data due to the fact that you were a limited liability company. However, in light of the significant changes to your capital structure that occurred on January 1, 2009, please revise to present pro forma earnings per share information consistent with the requirements of Article 11 of Regulation S-X that reflect the significant changes to your capital structure. Refer to SAB Topic 1.B.2.

81.   We note that in September 2008 you received a $2,000,000 investment pursuant to a subscription agreement and that in connection with the subscription, you agreed to issue shares of Series A Preferred Stock. Pursuant to this agreement, you state here and on page 22 that you are obligated to redeem the Series A Preferred Stock on December 31, 2010. Finally, we note that you have classified the related amounts as members' capital at December 31, 2008. In light of the mandatory redemption terms of the subscription agreement, please tell us why you believe it is appropriate to classify the amounts relating to the Series A Preferred Stock as equity at December 31, 2008. Refer to paragraph 9 of SFAS 150.

Note 6. Related Party Transactions, page F-10

82.   We note your amounts payable to managing directors of $1,192,000 as of
        December 31, 2008 consists of management fees ($986,000), insurance premiums
        ($56,000) and expenses ($150,000). Please revise this note to include detailed
        disclosure regarding the payment terms for these outstanding amounts.

Item 13. Other Expenses of Issuance and Distribution, page 73

83.   Please furnish a reasonably itemized statement of all expenses in connection with
        the issuance and distribution of the securities to be registered. See Item 511 of
        Regulation S-K.

Item 14. Indemnification of Directors and Officers, page 73

84.   Please revise the second paragraph to instead include a statement in substantially
        the form set forth in Item 510 of Regulation S-K. For example, we note the
        references to the Exchange Act instead of the Securities Act of 1933.

Item 15. Recent Sales of Unregistered Securities, page 74

85.   Please furnish the information required by Item 701 of Regulation S-K in
        connection with your conversion from Silica Tech, LLC into US SolarTech on
        January 1, 2009.

Item 16. Exhibits and Financial Statement Schedules, page 75

86.   Please file as an exhibit the Asset Purchase and Settlement Agreement.

87.   Please file complete agreements. For example, we note that exhibit A is missing
        from exhibit 10.2.

88.   Please file as an exhibit the Waiver and Consent agreement mentioned in the
        eighth paragraph on page F-9.

Signatures

89.   Your chief financial officer and controller should sign the registration statement
        below the second paragraph required on the Signatures page. Please revise.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of any amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your

responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Burton at (202) 551-3626 or Kevin Vaughn, Branch Chief, at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax): Daniel E. Baron, Esq.